October 30, 2012

Patrick Gilmore
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20459

CC: David Edgar, Staff Accountant

Re: Northcore Technologies Inc. (the “Company”)
       Form 20-F for the Fiscal Year Ended December 31, 2011, File No. 001-14835

Dear Mr. Gilmore,

We acknowledge receipt of your letter dated October 23, 2012. We have amended the filings as per your comment letters dated September 20 and October 23, 2012. The revised filings have been filed with SEC on October 30, 2012.

Should you require further clarification or concerns, please do not hesitate to contact the undersigned.

Thank you,

/s/Tam Nguyen
Tam Nguyen
Chief Financial Officer

Northcore Technologies Inc.
302 The East Mall, Suite 300, Toronto, ON Canada M9B 6C7 Tel: 416-640-0400 ● Fax: 416-640-0412 ● www.northcore.com